Greenlane Holdings, Inc.

1095 Broken Sound Parkway, Suite 300

Boca Raton, FL 33487

April 15, 2019

Via Edgar

Ms. Lilyanna Peyser

Ms. Jennifer López-Molina

Ms. Mara L. Ransom

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenlane Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-230405)
____________________

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 6,133,333 shares (including 800,000 shares to cover over-allotments) of Class A common stock, par value $0.01 per share, of Greenlane Holdings, Inc. (the “Company”) be accelerated to April 17, 2019 at 4:00 p.m. E.D.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If the Staff has any questions with respect to the foregoing, please contact Eric M. Hellige at Pryor Cashman LLP at (212) 326-0846.

*    *    *

Very truly yours,

/s/ Ethan Rudin
Name: Ethan Rudin
Title: Chief Financial Officer

April 15, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn:	Lilyanna Peyser

Jennifer Lopez-Molina

Mara L. Ransom

Re:	Greenlane Holdings, Inc.

Registration Statement on Form S-1

File No. 333-230405

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Greenlane Holdings, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on April 17, 2019, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between April 8, 2019 through the date hereof we have distributed approximately 485 copies of the Company’s Preliminary Prospectus dated April 8, 2019 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature pages follow]

Very truly yours,

COWEN AND COMPANY, LLC CANACCORD GENUITY LLC Acting severally on behalf of themselves and the several underwriters COWEN AND COMPANY, LLC
By:	/s/ Gavin O’Reilly
Name: Gavin O’Reilly Title: Managing Director

CANACCORD GENUITY LLC

By:	/s/ P. Thomas Pollard
Name: P. Thomas Pollard Title: Managing Director